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                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                               November 29, 2004



      PRESS RELEASE ON HANARO TELECOM'S SUBMISSION OF WiBRO BUSINESS PLAN


     1.   TYPE OF INFORMATION

     Press release on Hanaro Telecom's submission of WiBro business plan to the Ministry of Information and Communication


     2.   DESCRIPTION

     - Hanaro Telecom submitted its business plan for the WiBro business to the Ministry of Information and Communication at 10 A.M. on November 29, 2004, becoming the first among WiBro license applicants to submit a plan

     - The Company plans to focus on activation of the wireless Internet service at an earlier date, improvement of public welfare and prevention of overlapped investment.

          The basic principles of the submitted business plan are o efficiency maximization of network establishment, and recycle of existing wired and wireless infrastructure, sharing of base stations, building of shared networks and plans to recycle other communication service provider's facilities to minimize overlapped investment o pursuit of economic service rates at a level that could generate proper amount of profits to activate WiBro service at an earlier date o opening of portable Internet networks to all contents and portals by implementing an open platform policy to boost competitiveness of contents and the portal business.

This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.